Alternative Strategies Fund

80 Arkay Drive, Suite 110

Hauppauge, NY 11788

October 27, 2014

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Alternative Strategies Fund (CIK No. 0001496254, File Nos. 333- 168158; 811-22440) Request for Withdrawal of Amendment to Registration Statement on Form N-2A

Dear Sir or Madam:

Pursuant to discussions with the staff of the Securities and Exchange Commission on October 22, 2014, in connection with revisions to an Exemptive Application and the Post-Effective Amendment No. 6 filed pursuant to Rule 486(a) on its behalf on September 4, 2014 (accession number SEC Accession No. 0000910472-14-003975) (the "Amendment"), Alternative Strategies Fund (the “Trust”) has determined that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to me at (631) 470-2633 or Emily Little at Thompson Hine LLP, counsel to the Trust at (614) 469-3264.

Very truly yours,
/s/ Stephanie Shearer
Stephanie Shearer
Secretary Alternative Strategies Fund